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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                               Commission File Number: 0-31226

                           NOTIFICATION OF LATE FILING

 (Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F    [ ] Form 10-Q
               [ ] Form N-SAR

      For Period Ended: December 31, 2001
                        ------------------------

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                  INVESTools INC.
Former name if applicable                Not applicable
Address of principal executive office    5959 Corporate Drive, Suite 2000
City, state and zip code                 Houston, Texas 77036

                                     PART II
                             RULE 12B-25(b) AND (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      Additional time is required to fully complete the internal review and analysis of the books and records of the entity.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Paul A. Helbling                                                (281) 588-9102
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(Name)                                            (Area Code) (Telephone Number)

 (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                                            [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion
thereof?                                                    [X] Yes   [ ] No


        It is anticipated that the current year loss will be approximately $7 million compared to a loss in the prior year of $77 million primarily due to a $72 million goodwill write down that is not repeated in the current year.


                                 INVESTools INC.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  1 April 2002                         By  /s/ PAUL A. HELBLING
                                              --------------------------------
                                           Name  PAUL A. HELBLING
                                                ------------------------------
                                           Title Chief Financial Officer
                                                ------------------------------